[K&L Gates LLP Letterhead]

December 6, 2011

Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C.  20549-4041

Attn: Valerie J. Lithotomos

Re:	eUnits™ 2 Year U.S. Market Participation Trust: Upside to Cap / Buffered Downside (File No. 333-163101, 811-22348)

Dear Ms. Lithotomos:

Transmitted electronically with this letter for filing pursuant to the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended, on behalf of eUnits™ 2 Year U.S. Market Participation Trust: Upside to Cap / Buffered Downside (the “Fund”) is Pre-Effective Amendment No. 2 to the Fund’s initial registration statement on Form N-2 relating to the Fund’s initial issuance of common shares of beneficial interest filed with the Securities and Exchange Commission (“Commission”) on November 13, 2009 (the “Registration Statement”), as amended on September 20, 2010 (“Pre-Effective Amendment No. 1”).  In Pre-Effective Amendment No. 1, the Fund responded to the Staff’s comments on the initial Registration Statement.

Attached as Appendix A to this letter are responses to additional oral comments we received from you and Richard Pfordte on January 20, 2011 and January 4, 2011 to the Trust’s registration statement.  These responses and noted disclosure changes are reflected in this Pre-Effective Amendment No. 2.

Pre-Effective Amendment No. 2 transmitted with this letter contains a conformed signature page, the manually executed original of which is maintained at the offices of the Fund.

It is expected that the Fund will file a pre-effective amendment during the week of January 15, 2012 registering additional shares along with a request for acceleration of effectiveness of the Registration Statement.

Please feel free to call me at any time at 617.261.3246.

Sincerely,

/s/Clair E. Pagnano

Clair E. Pagnano

Enclosures
cc:	Richard Pfordte
Securities and Exchange Commission, Division of Investment Management
Frederick S. Marius
Eaton Vance Management
Mark P. Goshko
K&L Gates LLP

Appendix A

I.
Responses to Oral Comments Received on January 20, 2011, from Richard Pfordte and Valerie Lithotomos, SEC staff member to Fred Marius and Stephanie Rosander of Eaton Vance Management and Mark Goshko and Clair Pagnano of K&L Gates LLP.

Comment 1:          Please add disclosure (1) that the Trust is not an index fund, and (2) that the Trust may lose money or not return the same amount as the Index up to the cap even if the Index return is positive.

Response:             In response to the staff’s comment the Trust has added the following disclosure to the cover page, Summary and Body of the Prospectus. This disclosure has also been added at the end of the Risk factor “Risks of capped upside and partial downside protection”:

Although the Trust will seek to provide returns based on the price performance of the Index as described above, the Trust is not a so-called “index fund.”  There can be no assurance that the Trust will achieve its investment objective.  The Trust’s returns will depend primarily on the performance of its investment program as described herein, and are not guaranteed by any party.  If, for example, the Index appreciates over the term of the Trust by up to the 15-20 percent maximum return, it is possible that the Trust may underperform the Index and may lose money.  Similarly, if the Index declines over the term of the Trust, the Trust may not avoid exposure to the first 15 percent of the Index price decline and may lose money.

Comment 2:          Please clarify the type of Contract that will be entered into by providing its common industry terminology.

Response:             In response to the staff’s comment the Trust has revised the following disclosure as it appears on the cover page, Summary and Body of the Prospectus (new language underline):

The Trust’s investment program will consist primarily of: (1) investing substantially all of the initial net assets of the Trust to purchase U.S. Treasury obligations (“Treasuries”) that will mature on or shortly before the Termination Date and (2) entering into private contracts (the “Contracts”) that provide for the Trust to pay or receive cash at Contract settlement (sometimes referred to as “single-pay contracts”) based on the price performance of the Index over the life of the Contracts, which are scheduled to conclude on the Termination Date.

Comment 3:          The following sentence is confusing, please modify: “If the Index depreciates by more than 15 percent over the investment life of the Trust, the Trust seeks to achieve returns on the initial net asset value of the Units that exceed the percentage change in the price of the Index by 15 percent.”

Response:             In response to the staff’s comment, the referenced sentence has been modified as follows in each of the places it appears in the Prospectus:

If the Index depreciates by more than 15 percent over the investment life of the Trust, the Trust seeks to outperform the Index price change by 15 percent of initial Index value.

Comment 4:          In the following sentence please revise “are expected to” to “will” “The Trust’s investment program will consist primarily of: (1) investing substantially all of the initial net assets of the Trust to purchase U.S. Treasury obligations (“Treasuries”) that are expected to mature on or shortly before the Termination Date. . .”

Response:             In response to the staff’s comment, the referenced sentence has been modified as follows in each of the places it appears in the Prospectus:

The Trust’s investment program will consist primarily of: (1) investing substantially all of the initial net assets of the Trust to purchase U.S. Treasury obligations (“Treasuries”) that ~~are expected to~~ will mature on or shortly before the Termination Date

Comment 5:          In the following sentence please revise “are expects to” to “will” and delete the word “immediately”: “The Trust expects to enter into its initial investments, including the Contracts, immediately following the conclusion of its initial public offering and to maintain a substantially fixed investment program through the life of the Trust.”

Response:              In response to the staff’s comment, the referenced sentence has been modified as follows in each of the places it appears in the Prospectus:

The Trust ~~expects to~~ will enter into its initial investments, including the Contracts, ~~immediately~~ shortly following the conclusion of its initial public offering and expects to maintain a substantially fixed investment program through the life of the Trust.

Comment 6:   In the following sentence please delete the phrase “under normal market circumstances: “Under normal market circumstances, the Trust will enter into Contracts that provide specified returns based upon the price performance of the Index with a notional value at least equal to 80 percent of its net assets.”

Response:      In response to the staff’s comment, the referenced sentence has been modified as follows in each of the places it appears in the Prospectus:

~~Under normal market circumstances, t~~The Trust will enter into Contracts that provide specified returns based upon the price performance of the Index with a notional value approximately ~~at least~~ equal to ~~80 percent of its~~ the Trust’s initial net assets. For these purposes “notional value” is the designated reference amount of Index exposure reflected in the Contracts.

Comment 7:          Please add disclosure to clarify what “notional Value” means.

Response:      In response to the staff’s comment, the following disclosure has been revised to the cover page, Summary and Body sections of the Prospectus:

~~Under normal market circumstances, t~~The Trust will enter into Contracts that provide specified returns based upon the price performance of the Index with a notional value approximately ~~at least~~ equal to ~~80 percent of its~~ the Trust’s initial net assets. For these purposes “notional value” is the designated reference amount of Index exposure reflected in the Contracts.

Comment 8:           Please add disclosure that investors that sell their Units prior to the termination date may lose money.

Response:      In response to the staff’s comment, the following disclosure has been revised to the inside cover page, Summary and Body sections of the Prospectus:

Units of the Trust are intended to be held until the Termination Date, and not as short-term trading vehicles.  Holders that sell their Units prior to the Termination Date will forgo the opportunity to realize the Trust’s investment objective and, like other Unit holders, may lose money.

Comment 9:          Please add disclosure that investors will be provided 60 days’ notice of a change in the investment objective.

Response:             In response to the staff’s comment, the Trust has revised the investment objective to make it fundamental and thus it cannot be changed without approval of the Unit Holders.  Accordingly, the disclosure has been revised as follows:

The Trust’s investment objective is a ~~considered a non-~~ fundamental policy ~~that may~~, and cannot be changed ~~by the Trust’s board of trustees~~ without the approval of the ~~Unit holders~~ holders of a majority of the Trust’s outstanding voting securities.

Comment 10:       Please clarify the type of collateral that the counterparties must post in the segregated account at the Trust’s custodian.

Response:             In response to the staff’s comment the following disclosure has been revised in each of the places it appears in the Prospectus:

Under the anticipated terms of the Contracts, it is expected that the Trust and each counterparty will, over the life of the Contracts, be required to maintain in a segregated account held at the Trust’s custodian for the benefit of the other party an amount of collateral in cash or Treasuries that approximates the amount of the Trust’s or the counterparty’s obligations to the other party, as determined on a daily mark-to-market basis.

Comment 11:       Please add disclosure that income earned on the Treasuries held by the Trust are expected to exceed the Trust’s expenses.

Response:             In response to the staff’s comment the following disclosure has been added in each of the places it appears in the Prospectus:

The Trust’s initial investments in Treasuries are expected to be held until they mature on or shortly before the Termination Date.  Cash received as income on investments and the proceeds of asset sales or redemptions may be used to purchase short-term Treasuries or other high quality money market instruments.  It is expected that income earned by the Trust on its Treasuries and any short-term investments will be substantially offset by Trust expenses, and that the Trust will derive no income from the Contracts prior to their termination.  Consequently, the Trust anticipates generating little or no net investment income and does not anticipate making material distributions of net investment income.  See “Distributions.”

Comment 12:       In the following sentence please change the word “access” to “seize.” “If there is a default or credit event by a counterparty to a Contract, the Trust will have contractual remedies pursuant to such Contract, including the ability to access the applicable segregated account as a senior creditor.”

Response:             In response to the staff’s comment the word “access” has been changed to “seize” in each of the places that it appears in the Prospectus.

If there is a default or credit event by a counterparty to a Contract, the Trust will have contractual remedies pursuant to such Contract, including the ability to ~~access~~ seize the applicable segregated account as a senior creditor.

Comment 13:       In the following sentence please change the word “posted” to “deposited.” “Even when the Trust’s exposure to a counterparty is fully offset by posted collateral, its failure may result in costs to the Trust and interfere with its ability to achieve its investment objective.”

Response:             In response to the staff’s comment the word “posted” has been changed to “deposited” in each of the places that it appears in the Prospectus.

Even when the Trust’s exposure to a counterparty is fully offset by ~~posted~~ deposited collateral, its failure may result in costs to the Trust and interfere with its ability to achieve its investment objective.

Comment 14:       Please add disclosure as to how long the Termination Date may be extended upon approval of the Board.

Response:             In response to the staff’s comment the Trust has revised the disclosure in each place that it appears in the Prospectus as follows:

The Trust anticipates that it will ~~terminate~~ conclude its investment activities in the ordinary course on or about January 24, 2014.  However, the Trust reserves the flexibility to alter its Termination Date by up to 30 days upon approval of the Board of Trustees if determined by the Board to be in the best interest of Unit holders due to unusual market conditions or other special circumstances.  Such circumstances may include, but are not limited to, a substantial impairment or termination of the Index, suspension of trading in the U.S. equity market, the early termination of one or more Contracts or the failure of a counterparty to a Contract.

Comment 15:        Please add disclosure regarding the failure of a counterparty to post collateral.

Response:             In response to the staff’s comment the following disclosure has been added in the Risk Factor “Counterparty risk” in each place that it appears in the Prospectus.

If a counterparty fails to post the required collateral, the Trust may, but is not required, to treat such action as a default.  If the Trust does not treat it as a default, the Trust’s potential exposure to the counterparty will increase by the amount of the unposted collateral.

Comment 16:        Please revise the Risk Factor head “Equity Risk” to read “Index Performance and Equity Risk.”

Response:              In response to the staff’s comment the heading has been changed in each place it appears in the Prospectus to read: “Index Performance and Equity Risk.”

Comment 17:        Under “Interest rate risk” please add disclosure how changes in interest rates that affect the value of the Index and the Contracts might impact the Trust.

Response:              In response to the staff’s comment, the following disclosure has been added under the heading “Interest rate risk” in each place it appears in the Prospectus.

Changes in interest rates may also affect the value of the Index and the Contracts, thereby affecting the Trust’s net asset value.

Comment 18:        In footnote 2 to the fee table under the heading “Summary of Trust Expenses” please replace the work “unusual” with “extraordinary.”

Response:              In response to the staff’s comment, the word “unusual” has been replaced with the word “extraordinary” as follows:

Under the terms of the Advisory and Administrative Agreement, Eaton Vance will assume all the normal operating expenses of the Trust, including custody, transfer agent, audit, and printing and postage expenses, but will not be responsible for ~~unusual~~ extraordinary expenses incurred by the Trust, including attorneys’ fees and other costs in connection with any litigation or regulatory action.

Comment 19:        Please clarify the maximum exposure of the Trust to any one counterparty.

Response:              In response to the staff’s comment, the disclosure has been revised as follows:

The Trust intends to enter into Contracts with at least three counterparties, each rated investment grade quality by at least one nationally recognized rating agency (i.e., Baa or higher by Moody’s Investors Service, Inc. or BBB or higher by either Standard & Poor’s Ratings Group or by Fitch Ratings) at the time the Trust enters such Contracts. a~~nd the~~ The maximum exposure of the Trust's net assets to any one counterparty will not exceed ~~20%~~ 10 percent.

Comment 20:        Please add disclosure how the Contracts will be valued with respect to the Trust’s net asset value.

Response:              In response to the staff’s comment the following disclosure was added under the heading “Determination of Net Asset Value.”

In calculating the Trust’s net asset value, the value of the Contacts will be determined based on a daily marking-to-market of the Trust’s Contract positions.

Comment 21:        Please describe any downside risk to the Trust involved with the disclosure of the Trust’s portfolio and other transparency measures.

Response:              The Trust is not aware of any potential downside risks to the Trust involved with the disclosure of the Trust’s portfolio and the other transparency measures described in the prospectus.

II.
Responses to Oral Comments Received on January 4, 2011, from Richard Pfordte and Valerie Lithotomos, SEC staff member to Fred Marius and Stephanie Rosander of Eaton Vance Management and Mark Goshko and Clair Pagnano of K&L Gates LLP.

Comment 1:           Please remove "Equity" from the name of the Trust.

Response:              In response to the Staff's comment, the Trust has changed its name to: eUnits™ 2 Year U.S. Market Participation Trust: Upside to Cap / Buffered Downside.

Comment 2:           Please add disclosure on the front cover page that investors will experience a loss on their investment if they sell below NAV.

Response:              In response to the Staff's comments, the Trust has added the following disclosure (new disclosure underlined).

"The returns of ~~the~~ Unit holders who purchase~~d~~ Units in this offering and sell them below net asset value will be reduced and in such cases Unit holders would experience a loss on their investments."

Comment 3:         Please state the maximum exposure to any one counterparty.

Response:             In response to the Staff's comment the Trust has added the following disclosure (new text underlined):

The Trust intends to enter into Contracts with at least three counterparties, each rated investment grade by at least one nationally recognized rating agency (i.e., Baa or higher by Moody’s Investors Service, Inc. or BBB or higher by either Standard & Poor’s Ratings Group or by Fitch Ratings) at the time the Trust enters such Contracts.  The maximum exposure of the Trust's net assets to any one counterparty will not exceed 10 percent.

Comment 4:         Please enhance disclosure regarding the risks to the Trust if a counterparty defaults at or near the time the Trust is scheduled to liquidate.

Response:             In response to the Staff's comment the following disclosure has been added at the end of the last paragraph under the section "Counterparty Risk"

If a counterparty defaults on obligations to the Trust at Contract settlement, the recovery of any amounts owed to the Trust by such counterparty and the Trust’s termination payments to Unit holders could be delayed.  It is also possible, as discussed above, that the Trust experiences a loss in this amount to the extent that the amounts owed are not collateralized or if the Trust is unable to seize posted collateral.   In such circumstances, it is the Trust's intention to pay the maximum available amount to Unit holders on the liquidation date, even if certain amounts owed by defaulting counterparties may be recovered later.

Comment 5:         Please add disclosure that the Trust's Board will monitor total net assets as it relates to the investment advisory fee paid by the Trust.

Response:             In response to the Staff's comment, the Trust has added the following disclosure under the Section "Management of the Trust--The Adviser"

Because the fee paid to Eaton Vance is based upon the initial net value of the Trust, the Board will monitor the net asset value of the Trust and the continuing appropriateness of the fee paid to Eaton Vance in light of possible changes in such net asset value.  In particular, if the net asset value of the Trust substantially declines, the Board will consider whether responsive actions with respect to the fee are appropriate.

Comment 6:          Please add disclosure that the Adviser has not operated a fund with a similar investment program.

Response:             In response to the Staff's comment the Trust has added the following disclosure under the Section "Risk Considerations--No operating history." New disclosure underlined below.

The Trust is newly organized and has no history of operations.  Eaton Vance is not aware of similar investment trusts having been offered in the past and has no experience managing substantially similar strategies.

Comment 7:          Please remove the charts and narrative explanations that provide return scenarios.

Response:              The Trust notes that these charts and related narrative return scenarios were added in response to Staff comments #14 and 47 in the Staff comment letter to the Trust on its initial N-2 filing. In response to the staff's recent comments, these charts and narrative disclosure have been removed from the Prospectus.

Comment 8:          In the SAI, please add disclosure that the Trust will be diversified with respect to the counterparties for purposes of Section 5 of the 1940 Act and subchapter M.

Response:              In response to the Staff's comment, Investment Restriction #8 has been revised as follows under the Section "Investment Restrictions," New disclosure is underlined:

(8)           With respect to 75% of its total assets, invest more than 5% of its total assets taken at market value in the securities of any one issuer or in more than 10% of the outstanding voting securities of any one issuer, except obligations issued or guaranteed by the U.S. Government, its agencies or instrumentalities and except securities of other investment companies. For these purposes, the Trust considers counterparties under Contracts to be issuers and will monitor its exposure to such counterparties accordingly;

In further response to the Staff's comment the following disclosure has been added to the SAI as a new last sentence in the first paragraph under the Section "Taxes"

For purposes of the foregoing diversification requirements, the Trust considers a counterparties under Contracts to be issuers and will monitor its exposure to such counterparties accordingly.

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